

KEEPERS

Keepers connects short term rental hosts to vetted housekeepers

https://usekeepers.com   Lafayette, Louisiana

Marketplace   Female Founder   Consumer Goods   Mobile Apps   Real Estate

Highlights

(1)   We are resolving a major pain point with huge scalability

(2)   We have professional & gig economy housekeepers becoming their own boss increasing their earnings

3   Keepers is a free platform for hosts to use, simply add a property and integrate the calendar

4   Keeper eliminates the stress and hassle of housekeeping by providing full housekeeping management

Our Founder

C

Carleena Andrepont CEO

Carleena has spent the last 20+ years in senior executive roles in publicly traded companies overseeing billions of dollars in financial management and solving toughest operational challenges.

Pitch



The Problem

Reliability

- Last Minute Cancellations
- No Backup Housekeeper

Time

- 2-4 Hours Finding a new Housekeeper
- Pricing and Payment Negotiations

Trust

- Is the housekeeper vetted
- No visible quality assurance

Money

- No Pricing Consistency
- No automated payments

The Solution

Reliability

On-demand
Housekeeping

Money

Automated
Pricing

Trust

Fully Vetted
Housekeepers

Time

Automated
Scheduling

Keepers

The Solution



for Housekeepers

You're the Boss



We Handle the Details



Verified Locations



We Handle the Billing



The Product

"Keepers is saving me hours each week, I no longer have to worry about housekeeping, and can do things I didn't have time for before"
-Keepers Host User

Our app is available for iPhone and Android users



We integrate with vacation rental calendars, such as AirBNB and VRBO



Reservations trigger a cleaning job and notify housekeepers to accept



Automated job notifications and job progress notifications





keepers
Welcome to the future of housekeeping.
Let's go!
February 2023
Upcoming Jobs
Accepted
Turnover Cleaning
Property Description
Job Details
$72.15
keepers
Available Jobs
Your Payment: $72.15
Your Payment: $80.60
Your Payment: $80.60
My Jobs
In Progress

How It Works

Average cleaning cost $125

Average Fee 33.5%

Add the property

Integrate vacation rental calendar, such as Airbnb

A job notification as



Huge scalability and retention
Free for host to add properties
soon as a reservation is made
Housekeepers Accept or Reject Job
Housekeeper cleans the property when the guest checks out

Market Size
TAM
$150B
SAM
$49 B
SOM
$10 B
Keepers
2M available short-term listing
1.4% Industry CAGR
The gig economy is being underutilized
The United States vacation rental industry is the most lucrative worldwide with a 10% YOY growth

Competitive Advantage
Keepers
Full Housekeeping Management
Complete Automation
Free Platform
We are the only fully automated housekeeping management platform, and the



only platform not charging the host

Traction



200
150
100
50
0
Keepers
Properties
200
64
50
16

Onboarding began end of Dec 22' | *Avg 4 new housekeepers a day*

COST TO AQUIRE PER HOUSEKEEPER

$0.00

COST TO AQUIRE PER PROPERTY

$0.00

Launched In

Alaska
December 2022
Louisiana
January 2023
Utah
March 2023

The Team

Including 4 additional full-time team members







Founder & CEO

Carleena Andrepont | Financial Executive

Over 20 Years Experience in finance and executive roles, overseeing billions of dollars in public corporations

Strategic Advisor

Alex Lanclos| Software Developer

Experienced software developer, leading teams building successful startups

Strategic Advisor

Bryan Miller | COO

Proven leader navigating through venture-backed tech startups

The Ask



The Ask

We are socializing our Seed round

$4.5M

- ~21 months of runway
- ~54 markets
- ~7K properties by end of 2024
- ~$32M revenue by end of 2024

Onboard production staff	Move out of MVP tech stack
Build out new platform features	Scale to 7K+ properties

Forward-looking financials are projections and not guaranteed.



Welcome to the Future of Housekeeping!



 (Apple)

 Google Play

1-866-341-5337 | info@usekeepers.com | www.usekeepers.com



142 reviews

Identity verified

4 Active Properties

"You are like angels swooping in to help me, I couldn't continue my business without you"

-Le Barn Appetite



Competition

	keepers	Turno (Formerly TurnoverBnB)	Angi	Care.com	turnify	Cleanster.com
Automated Pricing	✓	–	–	–	–	✓

On Demand	✔	–	–	–	–	–
Calendar Integration	✔	✔	–	–	✔	✔
Automated Job Progress Notifications	✔	–	–	–	–	–
Automated Backup Housekeeper	✔	–	–	–	–	–
Easy Tax Reporting	✔	–	–	–	–	✔
Integrated Payment	✔	✔	–	–	✔	–





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Resources > Blog | Airbnb Statistics: Airbnb Stats For Your Market [2022]

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ics By Region
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Demographics (2...
| COVID-19

Airbnb & Vacation Rental Statistics [2022]

Airbnb General Statistics

Get Airbnb statistics for your market ›

- Airbnb has 12.7 million listings as of December 2021, down from 14.1 million listings in 2020.
- There were on average 8,556,687 active listings (received a booking in the previous 365 days) on Airbnb in 2021.
- 356.9 million nights were booked on Airbnb during 2021. This is a increase from 2020, when a total of 251.1 million nights were booked.
- Across all Airbnb listings, the average Airbnb occupancy rate globally in 2020 was 17.4%, which was up from 11.5% in 2020.
- In 2021, Airbnb listings worldwide generated $48.9 billion in gross revenues (Revenues for Airbnb + Hosts), up 76.6% from 2020 when Airbnb listings generated $27.7 billion in gross revenues.

- While Airbnb fees vary by market, the average commission Airbnb charges on a booking was approximately 14% in 2021. Airbnb generated $6.9 billion in commissions in 2021 vs. $3.9 billion in commissions in 2020.
- The global Average Daily Rate (ADR) in 2021 across in all active listings was $137/night. In 2020 the average was $110/night.
- Airbnb's main competitors in the short-term rental space are Vrbo, Booking.com, and Tripadvisor Rentals

Read: Average Airbnb Occupancy Rates By City & Average Airbnb Prices By City



U.S. Vacation Rental Market
size, by accommodation type, 2020 - 2030 (USD Billion)
$12.3B
$15.1B
2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030
Home Apartments Resort/Condominium Others
GRAND VIEW RESEARCH
5.0%
U.S. Market CAGR, 2022 - 2030
Source: www.grandviewresearch.com

To learn more about this report, request a free sample copy



businesswire.com/news/home/20220414005528/en/United-States-Vacation-Rental-Market-Report-2022-Analysis-by-Accommodation-Type-Booking-Moc

businesswire A BERKSHIRE HATHAWAY COMPANY HOME SERVICES NEWS EDUCATION ABOUT US Search

United States Vacation Rental Market Report 2022: Analysis by Accommodation Type & Booking Mode - Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026 - ResearchAndMarkets.com

April 14, 2022 08:19 AM Eastern Daylight Time

DUBLIN--(BUSINESS WIRE)--The "The US Vacation Rental Market: Analysis by Accommodation Type (Home, Resort/Condominium, Apartment, & Others), by Booking Mode (Online & Offline), Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026" report has been added to **ResearchAndMarkets.com's** offering.

"The US Vacation Rental Market: Analysis by Accommodation Type (Home, Resort/Condominium, Apartment, & Others), by Booking Mode (Online & Offline), Size & Trends with Impact Analysis of COVID-19 and Forecast up to 2026"

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The US Vacation rental market was valued at US$14.32 billion in 2021 and is expected to reach up to US$21.53 billion in 2026

The vacation rental market describes a home, apartment, condo, villa or resort which gets rented by the property manager from time to time to local and/or international tourists. The popularity for vacation rentals has grown significantly over the years because of their benefits such as low cost, comfort, kids and pet-friendly accommodation. The US vacation rental is expected to grow at a CAGR of 8.49% over the forecasted period of 2022-2026.

Vacation rentals have become more and more popular. According to global travel market research company Phocuswright, the percentage of travellers who stayed in a vacation rental more than tripled from 2011 to 2019, from 10% to 34%. This trend was accelerated by COVID-19, as many travellers preferred vacation rentals over hotels for safety reasons.

The US Vacation Rental Market Dynamics:





99firms.com/blog/vacation-rental-statistics/#gref

99 FIRMS SERVICES SOFTWARE BLOG GET LISTED

Vrbo
A PLACE FOR TOGETHER
FIND YOURS

The vacation rental industry should grow at a CAGR of 7.29% between 2022 and 2026 and reach a market volume of $107.5 billion. Based on projections, the average revenue per user will amount to $116.40. The US will be the highest revenue contributor on a global level. Further, the number of users is set to reach 893.7 million by 2026, with a user penetration rate of 9.2% in 2022 and 11.3% by 2026.

Here are 12 facts and stats about the short-term rental market that many do not know:

1. **The global vacation rental market is skyrocketing.** New Airbnb hosts made over **$1.8 billion** in 2021 alone, which is 30 percent more than in 2019. And since March 2020, over 8,000 cities and towns worldwide have recorded their first-ever Airbnb guests.
2. **The typical Airbnb host in the United States makes over $1,000 per month.** According to Airbnb, new U.S. hosts made an average of $13,800 in 2021—about 85 percent more than new hosts in 2019.
3. **Florida and California are top markets for extended stays.** Digital nomads looking for long-term vacation rentals seem to be flocking to a few Californian and Floridian cities. Last year, Airbnb found that hosts in La Quinta, Indio, and Palm Springs, California, and Delray Beach and Marco Island, Florida, made the highest median earnings in the U.S.
4. **The vacation rental industry is expected to reach $18.63 billion this year in the U.S. alone**. According to Statista, market trends indicate a growth rate of about 2.4 percent, which means the U.S. vacation rental industry could top $20 billion by 2026.



Downloads

Downloads



Keepers Executive Summary final (3).pdf